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                             KIRKPATRICK & LOCKHART LLP
                          1800 Massachusetts Avenue, N.W.
                            Washington, D.C. 20036-1800
                               Telephone 202-778-9000


                                          April 23, 1998



First Investors Life Series Fund
95 Wall Street
New York, NY 10005

Ladies and Gentlemen:

     You have requested our opinion, as counsel to First Investors Life Series Fund ("Trust"), as to certain matters regarding the issuance of Shares of the Trust. As used in this letter, the term "Shares" means the shares of beneficial interest of First Investors Life Blue Chip Fund, First Investors Life Cash Management Fund, First Investors Life Discovery Fund, First Investors Life Government Fund, First Investors Life Growth Fund, First Investors Life High Yield Fund, First Investors Life International Securities Fund, First Investors Life Investment Grade Fund, First Investors Life Target Maturity 2007 Fund, First Investors Life Target Maturity 2010 Fund and First Investors Life Utilities Income Fund, the series of the Trust, during the time that Post-Effective Amendment No. 22 to the Trust's Registration Statement on Form N-1A ("PEA") is effective and has not been superseded by another post-effective amendment.

     As such counsel, we have examined certified or other copies, believed by us to be genuine, of the Trust's Declaration of Trust and By-laws and such resolutions and minutes of meetings of the Trust's Board of Trustees as we have deemed relevant to our opinion, as set forth herein. Our opinion is limited to the laws and facts in existence on the date hereof, and it is further limited to the laws (other than the conflict of law rules) in the Commonwealth of Massachusetts that in our experience are normally applicable to the issuance of shares by unincorporated voluntary associations and to the Securities Act of 1933 ("1933 Act"), the Investment Company Act of 1940 ("1940 Act") and the regulations of the Securities and Exchange Commission ("SEC") thereunder.

     Based on the foregoing, we are of the opinion that the issuance of the Shares has been duly authorized by the Trust and that, when sold in accordance with the terms contemplated by the PEA, including receipt by the Trust of full payment for the Shares and compliance with the 1933 Act and the 1940 Act, the Shares will have been validly issued, fully paid and non-assessable.

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     We note, however, that the Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with and claimants against the Trust shall look only to the assets of the Trust for payment. It also requires that notice of such disclaimer be given in each note, bond, contract, certificate, undertaking or instrument made or issued by the officers or the trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (1) for indemnification from the assets of the Trust for all loss and expense of any shareholder held personally liable for the obligations of the Trust by virtue of ownership of shares of the Trust or such series; and (2) for the Trust to assume the defense of any claim against the shareholder for any act or obligation of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.

     We hereby consent to this opinion accompanying the PEA when it is filed with the SEC and to the reference to our firm in the prospectus that is being filed as part of the PEA.

                                       KIRKPATRICK & LOCKHART LLP



                                       By: /S/ Robert J. Zutz
                                           --------------------
                                              Robert J. Zutz